Craig Hagopian
16382 Pinto Ridge Drive
San Diego, CA 92127

August 11, 2014

Masa Higashida
Chairman
Nuzee, Inc.
10815 Rancho Bernardo Road, Ste. 250
San Diego, CA 92127

Dear Mr. Higashida:

Please accept my resignation from the board of directors and as the President and CEO of Nuzee, Inc., effective Tuesday the 19th day of August, 2014.

Although I fully understand the reasons behind the change in business policies and plans outlined by you, I find them unsatisfactory, and in good conscience I must resign my position. Therefore, I do not consent to the material changes to terms of my employment as laid out in my management contract. I am therefore providing you with written notice of voluntary resignation.

Let me state that I hold no personal animosity toward individual members of the board and as such would be happy to assist in transitioning my responsibilities or assisting the Company in some mutually agreeable advisory capacity.

Since taking over as the President and CEO we have transformed Nuzee into a leading CPG tech company on the forefront of a functional beverages. I hope my tenure with the organization has had a significant and positive impact on the overall shareholder value.

I continue to hold the highest regard for the team and the organization's potential.

Sincerely,

Craig Hagopian

cc: Satoru Yukie, Director
Arata Matsushima, Director
Michael Brown, Stradling Yocca Carlson & Rauth, P.C
Karen Batcher, Synergen Law Group